December 19, 2019

Ramin Sayar
Chief Executive Officer
Sumo Logic, Inc.
305 Main Street
Redwood City, CA 94063

       Re: Sumo Logic, Inc.
           Draft Registration Statement on Form S-1
           Submitted November 22, 2019
           CIK: 0001643269

Dear Mr. Sayar:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Summary Consolidated Financial and Other Data
Non-GAAP Financial Measures
Free Cash Flow, page 14

1. Throughout your filing, when you present the non-GAAP measure of "free cash flow,"
       please include all three major categories of the statements of cash flows. Refer to Item
       10(e)(1)(i) of Regulation S-K and Question 102.06 of the Compliance and Disclosure
       Interpretation of Non-GAAP Financial Measures.
 Ramin Sayar
FirstName LastNameRamin Sayar
Sumo Logic, Inc.
Comapany19, 2019
December NameSumo Logic, Inc.
Page 2
December 19, 2019 Page 2
FirstName LastName
Risk Factors
"A portion of our revenue is generated by sales to government entities...", page 38

2. Please disclose the percentage of your revenue for the most recent fiscal year that was generated by sales to government entities.
"We use certain third-party services to manage and operate our business...", page 42

3. To the extent material, please revise to discuss the third-party services required to operate your business and the material terms of your agreements with those third-parties.
Industry, Market, And Other Data, page 52

4. Please tell us whether you commissioned any of the reports that you attribute to third parties in your registration statement and provide us with copies of the reports from the three named sources.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 64

5. We note that you plan to disclose the growth in the number of customers with over
         $100,000 of annual recurring revenue from the end of fiscal 2018 to the end of fiscal
         2020. Please also disclose the metric as of the end of fiscal 2019.
6. Please clarify how you define annual recurring revenue. In this regard, you indicate in footnote 9 that you include the initial year of annualized contract value from customers that are under contract or with which you are negotiating a renewal contract at the end of a given period. Explain why it is accurate to include the contract value related to the initial year and how you considered any changes to the contract value in subsequent years. Also explain why it is appropriate to include contract renewals that are still in negotiation.
7. We note your definition of a customer in footnote 11. Please revise to clarify whether a new user utilizing a free trial is considered a customer and clarify when a customer is considered to be "under contract." In addition, explain why it is appropriate to include customers with which you are still negotiating a renewal contract at the end of a given period in your computation of the number of customers.
Components of Results of Operations
Operating Expenses, page 69

8. Please clarify why you include third-party hosting fees and other services related to providing access to and supporting your platform in operating expenses rather than within cost of revenue.
 Ramin Sayar
FirstName LastNameRamin Sayar
Sumo Logic, Inc.
Comapany19, 2019
December NameSumo Logic, Inc.
Page 3
December 19, 2019 Page 3
FirstName LastName
Business, page 85

9. Please provide support for your assertions that you are the "pioneer of Continuous
         Intelligence" and that you have a reputation as the "continuous intelligence leader" located on pages 28 and 85 respectively.
Recent Sales of Unregistered Securities, page II-2

10. Please revise your disclosure to state clearly, for each securities issuance, which exemption was relied upon and the facts relied upon to make the exemption available.
         Refer to Item 701(d) of Regulation S-K. Also disclose the persons to whom the securities were sold, as required by Item 701(b) of Regulation S-K.
General

11. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Rezwan Pavri, Esq.